Exhibit 99.1

SYSWIN Announces Changes of Board of Directors

Beijing, China, October 24, 2012 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, today announced the appointment of Mr. Ray Han and Mr. Peng Zhang as directors to SYSWIN’s Board of Directors. Ms. Zhenghui Wei has recently resigned as a director of the Company for personal reasons. Ms. Wei had been a member of the Board of Directors since 2010.

“We welcome the addition of Mr. Ray Han and Mr. Peng Zhang to the Board of Directors,” said Liangsheng Chen, Chief Executive Officer, President and a director of SYSWIN. “They bring invaluable expertise to the Company and demonstrate SYSWIN’s dedication to continued strengthening of management capabilities, responsible corporate governance and transparency.”

Mr. Chen added, “On behalf of the Board of Directors, I would like to thank Ms. Wei for her tremendous contributions and we wish her all the best in her future endeavors.”

Mr. Ray Han joined SYSWIN in October 2011 as Chief Financial Officer, and brings with him in-depth experience in financial planning and management as well as internal control. Mr. Zhang joined SYSWIN in 2003 and currently serves as General Manager of the Company’s North China region operations.

About SYSWIN:

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

For investor and media enquiries, please contact:

Wen Fan

SYSWIN Inc.

T: +86-10-8472-8783

E: ir@syswin.com